                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No.   )*




                            MemberWorks Incorporated
                   -----------------------------------------
                               (Name of Issuer)

                                  Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)

                                  586002 10 7
                   -----------------------------------------
                               (CUSIP Number)





         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 4 Pages

CUSIP NO.                           13G


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Gary A. Johnson     Social Security No. -- ###-##-####



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

                    5    SOLE VOTING POWER

                         1,672,700


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH


                    8    SHARED DISPOSITIVE POWER




9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,672,700




10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.71%


12   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!



                               Page 2 of 4 pages

CUSIP:  586002  10  7                                                Page 3 of 4

                                  SCHEDULE 13G

Item 1.

                  (a)      Name of Issuer:  MemberWorks Incorporated

                  (b)      Address:         9 West Broad Street
                                            Stamford, CT  06902

Item 2.

                  (a) This Schedule 13G is being filed by Gary A. Johnson, President and Chief Executed Officer of Issuer.

                  (b) The address of the issuer's principal place of business is:

                                            9 West Broad Street
                                            Stamford, CT  06902

                  (c) Mr. Johnson is a U.S. Citizen.

                  (d) Common Stock

                  (e) CUSIP Number:             586002  10  7

Item 3.

         This statement is not being filed pursuant to Rule 13d-1 (b) or 13d-2
(b).

Item 4.  Ownership

                  (a) For the year ended December 31, 1998, the aggregate number of shares of the Company's common stock beneficially owned by Gary A. Johnson is 1,672,700 shares.

                  (b) Percent of Class: 10.71% based upon 15,615,361 shares outstanding.

                  (c) Included in the 1,672,700 shares of common stock beneficially owned by Mr. Johnson are 115,200 shares issuable upon the exercise of outstanding stock options presently exercisable or exercisable within sixty
(60) days after December 31, 1998, as well as 54,000 shares held in trust for the benefit of Mr. Johnson's children, with respect to which he disclaims beneficial ownership.

                  SCHEDULE 13G                                       Page 4 of 4
                  CUSIP:            586002 10 7

                  Item 5.  Ownership of Five Percent or Less

                                    Not Applicable

                  Item 6. Ownership of More Than Five Percent on Behalf of Another Person

                                    Not Applicable

                  Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported by the Parent Holding Company

                  Item 8.  Identification and Classification of Members of a
                           Group

                                    Not Applicable

                  Item 9.  Notice of Dissolution of Group

                                    Not Applicable

                  Item 10. Certification

                           By signing below, I certify that to the best of my
knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

                           After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           2/3/99
         --------------------

/s/ Gary A. Johnson
-----------------------------
Gary A. Johnson